PACIFIC CAPITAL TAX-FREE CASH ASSETS TRUST

A Series of Pacific Capital Funds of
Cash Assets Trust

SUMMARY PROSPECTUS

July 31, 2010

Tickers:	Original Shares – TFCXX
Service Shares – TFAXX

This summary prospectus is designed to provide investors with key Fund information in a clear and concise format. Before you invest, you may want to review the Fund's complete Prospectus, which contains more information about the Fund and its risks. You can find the Fund's Prospectus and other information about the Fund online at www.aquilafunds.com/literature.html. You can also get this information at no cost by calling 800-437-1020 (toll-free) or by sending an e-mail request to info@aquilafunds.com. If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Prospectus and other information will also be available from your financial intermediary. The Fund's Prospectus and Statement of Additional Information, both dated July 31, 2010, are incorporated by reference into this summary prospectus and may be obtained, free of charge, at the website, phone number or e-mail address noted above.

Investment Objective

The Fund’s objective is to provide safety of principal while achieving as high a level as possible of liquidity and of current income exempt from Federal and Hawaii income taxes.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about eligibility requirements for each share class is available from your financial advisor and in "Purchases – Opening an Account” on page ___of the Fund's Prospectus.

TO BE UPDATED

Shareholder Fees (fees paid directly from your investment)

	Original Shares	Service Shares

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None

Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of redemption value or purchase price)	None	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of your investment)

Management Fee	0.32%	0.32%

Distribution (12b-1) Fee	None	0.25%

Other Expenses	0.18%	0.18%
Acquired Fund Fees and Expenses	0.02%	0.02%
Total Annual Fund Operating Expenses(1)	0.52%	0.77%
(1) Total Annual Fund Operating Expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights, which reflect the operating expenses of the Fund and do not include acquired fund fees and expenses.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

TO BE UPDATED
	1 year	3 years	5 years	10 years
Original Shares	$53	$167	$291	$653
Service Shares	$79	$246	$428	$954

Principal Investment Strategies

The Fund seeks to attain this objective by investing in municipal obligations of Hawaiian issuers to the extent that obligations of the desired quality, maturity and interest rate are available; otherwise by investing in similar obligations of non-Hawaii issuers. These obligations must have remaining maturities not exceeding 397 days, must be of high quality and must present minimal credit risks. At least 80% of the Tax-Free Fund’s assets must be invested in Municipal Obligations (as defined below).

Under the current management policies, the Fund invests only in the following types of obligations:

Municipal Obligations

The term “Municipal Obligations” is used to mean obligations with maturities of 397 days or less paying interest which, in the opinion of bond counsel or other appropriate counsel, is exempt from regular Federal income taxes. “Hawaiian Obligations” are Municipal Obligations, including those of Guam, the Northern Mariana Islands, Puerto Rico and the Virgin Islands, paying interest which, in the opinion of bond counsel or other appropriate counsel, is also exempt from Hawaii state income taxes.

Since it is not possible to predict the extent to which suitable Hawaiian Obligations will be available for investment, the Tax-Free Fund has no investment restriction limiting the proportion of its portfolio which it may invest in other Municipal Obligations.

           Municipal Obligations are debt obligations issued by or on behalf of states, cities, municipalities and other public authorities. Such obligations include:

Municipal Bonds

Municipal bonds generally have a maturity at the time of issuance of up to 30 years. The Fund can purchase only those with a remaining maturity of 13 months or less.

Municipal Notes

Municipal notes generally have maturities at the time of issuance of three years or less. These notes are generally issued in anticipation of the receipt of tax funds, of the proceeds of bond placements or of other revenues. The ability of an issuer to make payments is therefore dependent on these tax receipts, proceeds from bond sales or other revenues, as the case may be.

Municipal Commercial Paper

Municipal commercial paper is a debt obligation with a stated maturity of 397 days or less that is issued to finance seasonal working capital needs or as short-term financing in anticipation of longer-term debt.

Tender Option Bonds

Tender option bonds are floating or variable rate demand instruments paying interest at the prevailing short-term tax-exempt rate, synthetically created in the secondary market by their sponsors by coupling, in each case, a municipal bond with an option to tender the bond at par.

The Fund seeks to maintain a net asset value of $1.00 per share. Under applicable regulations, it is subject to related maturity, quality, diversification and liquidity requirements.

Principal Risks

The Fund’s assets, being primarily Hawaiian issues, are subject to economic and other conditions affecting Hawaii. Adverse local events, such as a downturn in the Hawaiian economy, could affect the value of the Fund’s portfolio.

An investment in the Fund is not a deposit in, nor endorsed or guaranteed by, any bank, and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Fund’s right to obtain payment at par on a demand instrument could be affected by events occurring between the date the Fund elects to demand payment and the date payment is due that may affect the ability of the issuer of the instrument to make payment when due, except when such demand instrument permits same day settlement. To facilitate settlement, these same day demand instruments may be held in book entry form at a bank other than the Fund’s custodian subject to a sub-custodial agreement approved by the Fund between that bank and the Fund’s custodian. Such obligations are also subject to credit risk.

Repurchase agreements involve some risk to the Fund if the other party does not fulfill its obligations under the agreement.

Tender option bonds are subject to credit risk and to the risk that circumstances may arise in which the tender option terminates.

The value of money-market instruments tends to fall if prevailing interest rates rise.

The taxable market is a broader and more liquid market with a greater number of investors, issuers and market makers than the market for Municipal Obligations. The more limited marketability of Municipal Obligations may make it difficult in certain circumstances to dispose of large investments advantageously. In general, Municipal Obligations are also subject to credit risks such as the loss of credit ratings or possible default. In addition, certain Municipal Obligations might lose tax-exempt status in the event of a change in the tax laws.

Fund Performance

The following bar chart and table provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing the Fund’s average annual returns for the designated periods. The Fund's past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at www.aquilafunds.com or by calling 800-437-1020 (toll-free).

ANNUAL TOTAL RETURNS
Original Shares
2000 – 2009
TO BE UPDATED

10%

 8%

 6%

 4%       3.64
     2.79 XXXX 2.46                     2.95 3.14
 2%  XXXX XXXX XXXX 1.19           1.94 XXXX XXXX 1.80
     XXXX XXXX XXXX XXXX 0.88 0.99 XXXX XXXX XXXX XXXX
 0%  XXXX XXXX XXXX XXXX XXXX XXXX XXXX XXXX XXXX XXXX
     1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

                 Calendar Years

During the period shown in the bar chart, the highest return for a quarter was xxx% (quarter ended ______, 200x) and the lowest return for a quarter was xxx% (quarter ended _________, 200x).

TO BE UPDATED
	Average Annual Total Returns for the Periods Ended December 31, 2009
	1 Year	5 Years	10 Years

Original Shares	1.80%	2.16%	2.17%
Service Shares	1.54%	1.91%	1.92%

Please call (800) 437-1020 toll-free to obtain the Fund’s most current seven-day yield.

Management

Investment Adviser: Asset Management Group of Bank of Hawaii

Purchase and Sale of Fund Shares

You may purchase, redeem or exchange shares of the Fund on any day the New York Stock Exchange is open for business. You may purchase, redeem or exchange Service Shares either through a financial advisor or directly from the Fund. Subject to certain limited exceptions, Original Shares may be purchased, redeemed or exchanged only through a financial intermediary. The minimum initial purchase into the Fund is $1,000, and $50 if an automatic investment program is established. There is no minimum for subsequent investments.

Tax Information

The Fund's distributions of net income received on the Municipal Obligations in its portfolio will be exempt from regular Federal income tax and, to the extent derived from Hawaiian Obligations, from Hawaii income taxes. Some portion of the Fund’s distributions may be taxable.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank or financial advisor), the Fund and its distributor may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary to recommend the Fund over another investment. Ask your financial advisor or visit your financial intermediary's website for more information.